UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: November 21, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE THIRD QUARTER OF 2017

SHANGHAI, November 20, 2017 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the third quarter of 2017.

THIRD QUARTER 2017 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2017 were RMB684.3 million (US$102.9 million), a 12.5% increase from the corresponding period in 2016.

(RMB millions, except percentages)	Q3 2016	Q3 2017	YoY Change
Wealth management	474.6	488.9	3.0%
Asset management	122.5	164.6	34.3%
Internet financial services	11.4	30.9	172.0%

Total net revenues	608.5	684.3	12.5%

•	Income from operations for the third quarter of 2017 was RMB160.3 million (US$24.1 million), a 1.3% decrease from the corresponding period in 2016.

(RMB millions, except percentages)	Q3 2016	Q3 2017	YoY Change
Wealth management	143.1	106.8	(25.3%)
Asset management	62.4	77.5	24.3%
Internet financial services	(43.0)	(24.0)	(44.1%)

Total income from operations	162.5	160.3	(1.3%)

•	Net income attributable to Noah shareholders for the third quarter of 2017 was RMB185.9 million (US$27.9 million), a 19.8% increase from the corresponding period in 2016.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2017 was RMB215.4 million (US$32.4 million), a 19.9% increase from the corresponding period in 2016.

THIRD QUARTER 2017 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth individuals, enterprise and institutional clients. Through its wealth management business, Noah primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products.

•	Total number of registered clients as of September 30, 2017 was 175,979, a 34.9% increase from September 30, 2016.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

•	Total number of active clients[2] during the third quarter of 2017 was 4,456, a 2.7% increase from September 30, 2016.

•	Aggregate value of financial products distributed during the third quarter of 2017 was RMB23.5 billion (US$3.5 billion), a 1.5% decrease from the third quarter of 2016.

Product type	Three months ended September 30,
	2016		2017
	(RMB in billions, except percentages)
Fixed income	17.0	71.2%	10.8	45.8%
Private equity	5.4	22.5%	9.6	40.7%
Secondary market equity	1.0	4.3%	3.1	13.2%
Other products	0.5	2.0%	0.1	0.3%

All products	23.9	100.0%	23.5	100.0%

•	Average transaction value per client[3] for the third quarter of 2017 was RMB5.3 million (US$0.8 million), a 4.1% decrease from the corresponding period in 2016.

•	Number of relationship managers was 1,286 as of September 30, 2017, a 2.1% increase from June 30, 2017 and a 17.4% increase from September 30, 2016.

Asset Management Business

Gopher Asset Management Co. Ltd. (“Gopher”), a wholly-owned subsidiary of the Company, is a leading alternative asset manager in China. Gopher develops and manages private equity, real estate, secondary market, credit and other investments denominated in both Renminbi and foreign currencies.

•	Total assets under management as of September 30, 2017 were RMB142.9 billion (US$21.5 billion), a 3.0% increase from June 30, 2017 and a 24.4% increase from September 30, 2016.

Investment type	As of June 30, 2017		Asset Growth	Asset Expiration/ Redemption	As of September 30, 2017
	(RMB billions, except percentages)
Real estate	15.4	11.1%	0.8	4.6	11.6	8.1%
Private equity	72.2	52.0%	9.3	0.2	81.3	56.9%
Secondary market	6.9	4.9%	0.1	1.0	6.0	4.2%
Credit	40.7	29.4%	8.9	9.2	40.4	28.3%
Other investments	3.5	2.5%	0.1	—	3.6	2.5%

All Investments	138.7	100.0%	19.2	14.9	142.9	100.0%

Internet Financial Service Business

The Company’s Internet financial service business includes its online wealth management platform as well as micro-lending, payment processing and other online services.

Mr. Kenny Lam, Group President of Noah, said, “We delivered another quarter of solid operating and financial performance for our shareholders. In particular, we are quite pleased to see a higher share of equity-related products in the overall product mix, helping us improve our earnings quality, as evidenced by a much larger share of recurring and carry income received in the third quarter. We continue to successfully execute our global strategy, launching new products and overseas branches, and providing a wider range of comprehensive financial services for our high net worth and institutional clients alike.”

[2]	“Active clients” refers to registered clients who purchased financial products distributed by Noah during the period specified.
[3]	“Average transaction value per client” refers to the average value of financial products distributed by Noah that were purchased by active clients during the period specified.

THIRD QUARTER 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2017 were RMB684.3 million (US$102.9 million), a 12.5% increase from the corresponding period in 2016, primarily driven by increased recurring service fee revenues and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2017 were RMB211.3 million (US$31.8 million), a 24.3% decrease from the corresponding period in 2016, primarily due to a decline in sales of insurance products.

•	Net revenues from recurring service fees for the third quarter of 2017 were RMB209.6 million (US$31.5 million), a 19.9% increase from the corresponding period in 2016. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the third quarter of 2017 were RMB48.0 million (US$7.2 million), compared with RMB1.2 million in the corresponding period of 2016, primarily due to the realization of performance-based income from a real estate product distributed in previous periods.

•	Net revenues from other service fees for the third quarter of 2017 were RMB19.9 million (US$3.0 million), a 2.6% increase from the corresponding period in 2016.

•	Asset Management Business

•	Net revenues from recurring service fees for the third quarter of 2017 were RMB132.9 million (US$20.0 million), a 12.0% increase from the corresponding period in 2016. The increase was primarily due to the increase in assets under management.

•	Net revenues from performance-based income for the third quarter of 2017 were RMB26.3 million (US$4.0 million), compared with RMB3.5 million in the corresponding period of 2016, primarily due to the realization of performance-based income from a real estate project.

•	Internet Financial Service Business

•	Net revenues for the third quarter of 2017 were RMB30.9 million (US$4.6 million), a 172.0% increase from the corresponding period in 2016. The increase was primarily due to the growth in overall Internet financial services compared with the corresponding period of 2016.

Operating costs and expenses

Operating costs and expenses for the third quarter of 2017 were RMB524.0 million (US$78.8 million), a 17.5% increase from the corresponding period in 2016. Operating costs and expenses for the third quarter of 2017 primarily consisted of compensation and benefits of RMB356.2 million (US$53.5 million), selling expenses of RMB77.0 million (US$11.6 million), general and administrative expenses of RMB60.7 million (US$9.1 million) and other operating expenses of RMB35.3 million (US$5.3 million).

•	Operating costs and expenses for the wealth management business for the third quarter of 2017 were RMB382.0 million (US$57.4 million), a 15.2% increase from the corresponding period in 2016, primarily due to an increase in relationship manager compensation, resulting from higher PE/VC product sales volume which have relatively higher commissions.

•	Operating costs and expenses for the asset management business for the third quarter of 2017 were RMB87.0 million (US$13.1 million), a 44.8% increase from the corresponding period in 2016, primarily due to an increase in staff compensation.

•	Operating costs and expenses for the Internet financial service business for the third quarter of 2017 were RMB54.9 million (US$8.3 million), a 1.1% increase from the corresponding period in 2016.

Operating Margin

Operating margin for the third quarter of 2017 was 23.4%, a decrease from 26.7% for the corresponding period in 2016. The decrease was mainly due to decreased government subsidies.

•	Operating margin for the wealth management business for the third quarter of 2017 decreased to 21.9% from 30.1% for the corresponding period in 2016.

•	Operating margin for the asset management business for the third quarter of 2017 was 47.1%, compared with 50.9% for the corresponding period in 2016.

•	Operating loss for the Internet financial service business for the third quarter of 2017 was RMB24.0 million (US$3.6 million), down from RMB43.0 million for the corresponding period in 2016.

Income Tax Expenses

Income tax expenses for the third quarter of 2017 were RMB41.8 million (US$6.3 million), a 23.2% increase from the corresponding period in 2016. The increase was primarily due to higher taxable income and a higher effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for the third quarter of 2017 was RMB45.7 million (US$6.9 million), compared with RMB5.1 million in the corresponding period in 2016. The increase was mainly due to the increased net asset value of the Company’s investments in the funds managed by Gopher as a general partner.

Net Income

•	Net Income

•	Net income for the third quarter of 2017 was RMB183.4 million (US$27.6 million), a 24.3% increase from the corresponding period in 2016.

•	Net margin for the third quarter of 2017 was 26.8%, up from 24.3% for the corresponding period in 2016.

•	Net income attributable to Noah shareholders for the third quarter of 2017 was RMB185.9 million (US$27.9 million), a 19.8% increase from the corresponding period in 2016.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2017 was RMB3.28 (US$0.49) and RMB3.13 (US$0.47), respectively, up from RMB2.75 and RMB2.65 respectively, for the corresponding period in 2016.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2017 was RMB215.4 million (US$32.4 million), a 19.9% increase from the corresponding period in 2016.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2017 was 31.5%, up from 29.5% for the corresponding period in 2016.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2017 was RMB3.62 (US$0.54), up from RMB3.05 for the corresponding period in 2016.

Balance Sheet and Cash Flow

As of September 30, 2017, the Company had RMB1,987.8 million (US$298.8 million) in cash and cash equivalents, compared with RMB2,003.5 million as of June 30, 2017 and RMB1,756.9 million as of September 30, 2016.

Net cash inflow from the Company’s operating activities during the third quarter of 2017 was RMB363.6 million (US$54.7 million), as a result of a positive profit earned from normal business operations and a decrease of receivables.

Net cash inflow from the Company’s investing activities during the third quarter of 2017 was RMB247.9, million (US$37.3 million), primarily due to the proceeds from sales of available-for-sale securities and matured factoring arrangements that are accounted for as secured borrowings.

Net cash outflow from the Company’s financing activities was RMB609.8 million (US$91.7 million) in the third quarter of 2017, primarily due to the decrease in mezzanine equity associated with the redemption of Sequoia’s investment in Gopher and payments of matured factoring arrangements that are accounted for as secured borrowings.

On July 8, 2017, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of September 30, 2017, the Company had repurchased no ADS under this program.

2017 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2017 will be in the range of RMB825 million to RMB860 million, an increase of 14.1% to 18.9% compared with the full year of 2016. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2017 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time:	Monday, November 20, 2017 at 8:00 p.m., U.S. Eastern Time Tuesday, November 21, 2017 at 9:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Limited Third quarter 2017 Earnings Call
Participant Password:	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until November 27, 2017 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10114220.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income attributable to Noah shareholders results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income attributable to Noah shareholders per diluted ADS and non-GAAP net margin attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first nine months of 2017, Noah distributed RMB89.2 billion (US$13.4 billion) of financial products. Through its wholly-owned subsidiary, Gopher Asset Management, Noah had assets under management of RMB142.9 billion (US$21.5 billion) as of September 30, 2017.

Noah’s wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,286 relationship managers across 222 branches and sub-branches in 78 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong, Taiwan and the United States. The Company’s wealth management business had 175,979 registered clients as of September 30, 2017. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market, credit and other investments denominated in both Renminbi and foreign currencies. The Company also provides Internet financial services, including online wealth management, micro-lending and payment processing services, etc.

For more information, please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the quarter ended September 30, 2017 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate for September 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2017 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	June 30, 2017	As of September 30, 2017	September 30, 2017
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,003,529	1,987,798	298,769
Restricted cash	—	—	—
Short-term investments (including short-term investments measured at fair value of RMB414,513 thousands and RMB363,692 thousands, as of June 30, 2017 and September 30, 2017, respectively)	569,513	424,692	63,832
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2017 and September 30, 2017	165,765	144,724	21,752
Loans receivable	295,923	401,229	60,305
Amounts due from related parties	723,124	701,756	105,475
Loans receivable from factoring business	570,769	440,794	66,252
Other current assets	78,510	238,830	35,896

Total current assets	4,407,133	4,339,823	652,281
Long-term investments (including long-term investments measured at fair value of RMB113,559 thousands and RMB116,975 thousands, as of June 30, 2017 and September 30, 2017, respectively)	687,967	690,747	103,820
Investment in affiliates	588,933	640,820	96,316
Property and equipment, net	252,803	248,090	37,288
Non-current deferred tax assets	52,332	52,083	7,828
Other non-current assets	81,720	104,438	15,700

Total Assets	6,070,888	6,076,001	913,233

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	431,467	491,929	73,938
Income tax payable	52,118	70,051	10,529
Amounts due to related parties	12,273	273	41
Deferred revenues	177,279	211,861	31,843
Loans payable from factoring business	328,562	303,866	45,671
Other current liabilities	266,696	366,450	55,079
Convertible notes	542,344	498,998	75,000

Total current liabilities	1,810,739	1,943,428	292,101
Non-current uncertain tax position liabilities	4,437	4,424	665
Other non-current liabilities	100,322	71,807	10,793

Total Liabilities	1,915,498	2,019,659	303,559

Mezzanine Equity - Redeemable non-controlling Interest of Subsidiary	337,481	—	—
Equity	3,817,909	4,056,342	609,674

Total Liabilities and Equity	6,070,888	6,076,001	913,233

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2016	September 30, 2017	September 30, 2017	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from third party
One-time commissions	208,917	87,455	13,145	(58.1%)
Recurring service fees	113,230	125,702	18,893	11.0%
Performance-based income	3,258	48,759	7,329	1396.6%
Other service fees	30,903	50,866	7,645	64.6%

Total third-party revenues	356,308	312,782	47,012	(12.2%)
Revenues from related party
One-time commissions	72,276	125,598	18,878	73.8%
Recurring service fees	181,689	218,684	32,869	20.4%
Performance-based income	1,467	26,020	3,911	1673.7%
Other service fees	32	5,335	802	16571.9%

Total related party revenues	255,464	375,637	56,460	47.0%
Total revenues	611,772	688,419	103,470	12.5%
Less: business taxes and related surcharges	(3,314)	(4,106)	(617)	23.9%

Net revenues	608,458	684,313	102,855	12.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(130,889)	(158,310)	(23,794)	20.9%
Other Compensations	(187,514)	(197,871)	(29,740)	5.5%

Total compensation and benefits	(318,403)	(356,181)	(53,534)	11.9%
Selling expenses	(77,845)	(76,967)	(11,568)	(1.1%)
General and administrative expenses	(54,879)	(60,738)	(9,129)	10.7%
Other operating expenses	(38,040)	(35,330)	(5,310)	(7.1%)
Government subsidies	43,172	5,234	787	(87.9%)

Total operating costs and expenses	(445,995)	(523,982)	(78,754)	17.5%

Income from operations	162,463	160,331	24,101	(1.3%)

Other income:
Interest income	11,836	12,962	1,948	9.5%
Interest expenses	(4,891)	(4,728)	(711)	(3.3%)
Investment income	4,503	11,271	1,694	150.3%
Other (expense) income	2,495	(290)	(44)	(111.6%)

Total other income	13,943	19,215	2,887	37.8%

Income before taxes and income from equity in affiliates	176,406	179,546	26,988	1.8%
Income tax expense	(33,974)	(41,845)	(6,289)	23.2%
Income from equity in affiliates	5,134	45,712	6,871	790.4%

Net income	147,566	183,413	27,570	24.3%
Less: net loss attributable to non-controlling Interests	(7,643)	(2,136)	(321)	(72.1%)
Less: Loss attributable to redeemable non-controlling interest of Subsidiary	—	(333)	(50)	—

Net income attributable to Noah Shareholders	155,209	185,882	27,941	19.8%

Income per ADS, basic	2.75	3.28	0.49	19.3%
Income per ADS, diluted	2.65	3.13	0.47	18.1%
Margin analysis:
Operating margin	26.7%	23.4%	23.4%
Net margin	24.3%	26.8%	26.8%
Weighted average ADS equivalent: [1]
Basic	56,382,358	56,594,562	56,594,562
Diluted	60,444,632	60,749,462	60,749,462
ADS equivalent outstanding at end of period	56,432,189	56,704,721	56,704,721

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	September 30, 2016	September 30, 2017	September 30, 2017	Change
	RMB’000	RMB’000	USD’000
Net income	147,566	183,413	27,570	24.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(627)	(10,362)	(1,557)	1552.6%
Fair value fluctuation of available for sale investment (after tax)	10,327	4,930	741	(52.3%)

Comprehensive income	157,266	177,981	26,754	13.2%
Less: Comprehensive loss attributable to non-controlling interests	(7,683)	(2,089)	(314)	(72.8%)
Less: Loss attributable to redeemable non-controlling interest of Subsidiary	—	(333)	(50)	—

Comprehensive income attributable to Noah Shareholders	164,949	180,403	27,118	9.4%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2016	September 30, 2017	Change
Number of registered clients	130,491	175,979	34.9%
Number of relationship managers	1,095	1,286	17.4%
Number of cities under coverage	71	78	9.9%

	Three months ended
	September 30, 2016	September 30, 2017	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,337	4,456	2.7%
Transaction value:
Fixed income products	17,027	10,785	(36.7%)
Private equity products	5,390	9,578	77.7%
Secondary market equity products	1,018	3,105	204.8%
Other products	470	79	(83.1%)

Total transaction value	23,904	23,546	(1.5%)

Average transaction value per client	5.51	5.28	(4.1%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2017
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	87,139	316	—	87,455
Recurring service fees	119,193	6,509	—	125,702
Performance-based income	48,349	410	—	48,759
Other service fees	19,991	4,974	25,901	50,866

Total third-party revenues	274,672	12,209	25,901	312,782

Revenues from related party
One-time commissions	125,517	81	—	125,598
Recurring service fees	91,733	126,951	—	218,684
Performance-based income	—	26,020	—	26,020
Other service fees	—	—	5,335	5,335

Total related party revenues	217,250	153,052	5,335	375,637

Total revenues	491,922	165,261	31,236	688,419
Less: business taxes and related surcharges	(3,059)	(709)	(338)	(4,106)

Net revenues	488,863	164,552	30,898	684,313

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(157,561)	—	(749)	(158,310)
Other compensation	(116,828)	(52,178)	(28,865)	(197,871)

Total compensation and benefits	(274,389)	(52,178)	(29,614)	(356,181)

Selling expenses	(69,769)	(3,801)	(3,397)	(76,967)
General and administrative expenses	(26,216)	(21,803)	(12,719)	(60,738)
Other operating expenses	(14,749)	(11,403)	(9,178)	(35,330)
Government subsidies	3,097	2,137	—	5,234

Total operating costs and expenses	(382,026)	(87,048)	(54,908)	(523,982)

Income (loss) from operations	106,837	77,504	(24,010)	160,331

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2016
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	208,687	230	—	208,917
Recurring service fees	99,738	13,492	—	113,230
Performance-based income	1,146	2,112	—	3,258
Other service fees	19,437	—	11,466	30,903

Third party revenues	329,008	15,834	11,466	356,308

Revenues from related party
One-time commissions	72,151	125	—	72,276
Recurring service fees	76,047	105,642	—	181,689
Performance-based income	57	1,410	—	1,467
Other service fees	32	—	—	32

Related party revenues	148,287	107,177	—	255,464

Total revenues	477,295	123,011	11,466	611,772
Less: business taxes and related surcharges	(2,691)	(514)	(109)	(3,314)

Net revenues	474,604	122,497	11,357	608,458

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,869)	(3)	(2,017)	(130,889)
Other compensation	(115,908)	(38,530)	(33,076)	(187,514)

Total compensation and benefits	(244,777)	(38,533)	(35,093)	(318,403)
Selling expenses	(70,124)	(3,834)	(3,887)	(77,845)
General and administrative expenses	(26,742)	(21,191)	(6,946)	(54,879)
Other operating expenses	(24,889)	(4,743)	(8,408)	(38,040)
Government subsidies	34,992	8,180	—	43,172

Total operating costs and expenses	(331,540)	(60,121)	(54,334)	(445,995)

Income (loss) from operations	143,064	62,376	(42,977)	162,463

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2016	September 30, 2017	Change
	RMB’000	RMB’000
Net income attributable to Noah Shareholders	155,209	185,882	19.8%
Adjustment for share-based compensation related to:
Share options	5,410	15,105	179.2%
Restricted shares	19,082	14,396	(24.6%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	179,701	215,383	19.9%
Net margin	24.3%	26.8%
Adjusted net margin (non-GAAP)*	28.3%	31.1%
Net income attributable to Noah Shareholders per ADS, diluted	2.65	3.13	18.1%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	3.05	3.62	18.7%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.